[redacted]

08030984

ABX 4/1

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	January 31, 2007
Estimated average burden hours per response	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 66379

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 07/01/07 (MM/DD/YY) AND ENDING 12/31/07 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Centara Capital Securities, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

8880 Rio San Diego Drive, 4th Floor
(No. and Street)

San Diego (City) CA (State) 92108 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Mark Dossa (619) 398-1700
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Dunleavy & Company, P.C.
(Name – *if individual, state last, first, middle name*)

13116 South Western Avenue, Blue Island, Illinois 60406
(Address) (City) (State) (Zip Code)

PROCESSED
APR 0 2 2008
THOMSON FINANCIAL

SEC Mail Processing Section
MAR 3 1 2008
Washington, DC
109

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Mark Dossa, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Centara Capital Securities, Inc., as of December 31, 2007, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE

Signature

Chief Compliance Officer

Title

ATTACHED

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of ~~Changes in Financial Condition~~ Cash Flows.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [x] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CALIFORNIA ALL-PURPOSE ACKNOWLEDGMENT

State of California

County of San Diego

On March 11, 2008 before me, Elizabeth J. Duffield,
Date Here Insert Name and Title of the Officer

personally appeared Mark Steven Dosss
Name(s) of Signer(s)

who proved to me on the basis of satisfactory evidence to be the person(s) whose name(s) is/are subscribed to the within instrument and acknowledged to me that he/she/they executed the same in his/her/their authorized capacity(ies), and that by his/her/their signature(s) on the instrument the person(s), or the entity upon behalf of which the person(s) acted, executed the instrument.

ELIZABETH J. DUFFIELD
Commission # 1716444
Notary Public - California
San Diego County
My Comm. Expires Jan 13, 2011

I certify under PENALTY OF PERJURY under the laws of the State of California that the foregoing paragraph is true and correct.

WITNESS my hand and official seal.

Place Notary Seal Above

Signature Elizabeth J. Duffield
Signature of Notary Public

OPTIONAL

Though the information below is not required by law, it may prove valuable to persons relying on the document and could prevent fraudulent removal and reattachment of this form to another document.

Description of Attached Document

Title or Type of Document: ________

Document Date: ________ Number of Pages: ________

Signer(s) Other Than Named Above: ________

Capacity(ies) Claimed by Signer(s)

Signer's Name: ________
- ☐ Individual
- ☐ Corporate Officer — Title(s): ________
- ☐ Partner — ☐ Limited ☐ General
- ☐ Attorney in Fact
- ☐ Trustee
- ☐ Guardian or Conservator
- ☐ Other: ________

Signer Is Representing: ________

RIGHT THUMBPRINT OF SIGNER
Top of thumb here

Signer's Name: ________
- ☐ Individual
- ☐ Corporate Officer — Title(s): ________
- ☐ Partner — ☐ Limited ☐ General
- ☐ Attorney in Fact
- ☐ Trustee
- ☐ Guardian or Conservator
- ☐ Other: ________

Signer Is Representing: ________

RIGHT THUMBPRINT OF SIGNER
Top of thumb here

CENTARA CAPITAL SECURITIES, INC.

STATEMENT OF FINANCIAL CONDITION
AND INDEPENDENT AUDITORS' REPORT

DECEMBER 31, 2007

DUNLEAVY & COMPANY, P.C.

CERTIFIED PUBLIC ACCOUNTANTS
13116 SOUTH WESTERN AVENUE
BLUE ISLAND, ILLINOIS 60406

(708) 489-1680
Fax: (708) 489-1717

INDEPENDENT AUDITORS' REPORT

Board of Directors
Centara Capital Securities, Inc.

We have audited the accompanying statement of financial condition of Centara Capital Securities, Inc. as of December 31, 2007 that you are filing pursuant to rule 17a-5 under the Securities and Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to attain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Centara Capital Securities, Inc. as of December 31, 2007, in conformity with accounting principles generally accepted in the United States of America.

Dunleavy & Company, P.C.

DUNLEAVY & COMPANY, P. C.
Certified Public Accountants

Blue Island, Illinois
March 11, 2008

CENTARA CAPITAL SECURITIES, INC.

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2007

ASSETS

Cash and cash equivalents	$ 291,360
Receivable from broker/dealers	16,256
Concessions receivable	107,469
Receivable from related party	108,000
Other	28,197
TOTAL ASSETS	$ 551,282

LIABILITIES AND SHAREHOLDERS' EQUITY

LIABILITIES	
Accounts payable, accrued expenses and other liabilities	$ 27,548
Commissions payable	87,960
Payable to related party	7,977
Total Liabilities	$ 123,485
SHAREHOLDERS' EQUITY	
Common stock, no par value; authorized 10,000 shares; issued and outstanding 5,000 shares	$ 10,000
Additional paid-in capital	445
Retained earnings	417,352
Total Shareholders' Equity	$ 427,797
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$ 551,282

The accompanying notes are integral part of this financial statement.

CENTARA CAPITAL SECURITIES, INC.

NOTES TO FINANCIAL STATEMENTS

SIX MONTHS ENDED DECEMBER 31, 2007

NOTE 1 - SIGNIFICANT ACCOUNTING POLICIES

Organization - The Company, a wholly owned subsidiary of Centara Capital Group, Inc., was incorporated in the state of California on April 17, 2003. The Company is registered with the Securities and Exchange Commission and is a member of the Financial Industry Regulatory Authority (FINRA), formerly known as the National Association of Securities Dealers, Inc. (NASD). The Company's principal business activity is the sale of securities. Operations began July, 2004.

Securities Owned - Securities positions are valued at market value or estimated fair value as determined by the board of directors. The resulting difference between cost and market (or fair value) is included in income.

Securities Transactions - Commission revenue and related expense arising from securities transactions are recorded on a trade date basis, which is the same business day as the transaction date.

Cash Equivalents - Cash equivalents are defined as certificates of deposit and U.S. government obligations with an original maturity date, when acquired by the Company, of less than 90 days and those securities registered under the Investment Company Act of 1940 which are comprised of cash and other short-term debt instruments and are commonly referred to as "money market funds."

Concentration of Risk - Substantially all the Company's cash is on deposit at one financial institution and the balance at times may exceed the federally insured limit. Due to the strong credit rating of this financial institution, the Company believes it is not exposed to any significant credit risk to cash.

Estimates - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE 2 - NET CAPITAL REQUIREMENTS

As a registered broker/dealer and member of the Financial Industry Regulatory Authority, the Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 1500%. At December 31, 2007 the Company's net capital and required net capital were $196,587 and $50,000 respectively. The ratio of aggregate indebtedness to net capital was 63%.

NOTE 3 - RELATED PARTY TRANSACTIONS

As previously mentioned, the Company is wholly owned by Centara Capital Group, Inc. (CCG)

The Company is also affiliated through common ownership and management with Centara Capital Management Group, Inc. (CCM), Centara Real Estate Services, Inc. and Centara Capital Consulting, Inc.

Pursuant to an agreement dated July 1, 2007, CCM has provided office space, administrative and clerical services to the Company. As consideration for these services provided, the Company is to pay CCM $5,500 monthly or at other determined intervals. The payments are allocated as follows:

	One Month	Six Months Ended December 31, 2007
Occupancy	$ 4,233	$ 25,398
Communications	660	3,960
Administrative	209	1,254
Other	398	2,388
Total	$ 5,500	$ 33,000

This agreement is set to terminate on July 1, 2012 and will be renewed for additional five year periods unless either party gives notice of termination. Other items are included therein. In addition, at December 31, 2007, $108,000 was owed from CCG and $7,977 was owed to CCM.

NOTE 4 - INCOME TAXES

The Company has elected to file as an S Corporation for federal income tax purposes. Income taxes are therefore the responsibility of the individual shareholder of the Company.

NOTE 5 - OFF-BALANCE-SHEET RISK AND CLEARING AGREEMENT

In order to facilitate securities transactions on behalf of its customers, the Company, in July, 2006, entered into an agreement with another broker/dealer (Initial Introducing Broker/dealer) and the Initial Introducing Broker/dealer's clearing broker/dealer (Clearing Broker/dealer) whereby the Company forwards (introduces) customer securities transactions to the Clearing Broker/dealer, through the Initial Introducing Broker/dealer, fully disclosing the customer name and other information. The processing and, if applicable, any financing pertaining to the introduced securities transactions is performed by the Clearing Broker/dealer. The customer account is therefore maintained and recorded in the books and records of the Clearing Broker/dealer on the Company's behalf. In consideration for introducing customers to the Clearing Broker/dealer, the Company receives commissions and other consideration, less the processing and other charges of the Initial Introducing Broker/dealer and the Clearing Broker/dealer. As part of the terms of these agreements, the Company is held responsible for any losses arising when the customers introduced by the Company to the Clearing Broker/dealer fail to meet their contractual commitments pertaining to the purchase, sale and possible financing of securities transactions. The Company may therefore be exposed to off-balance-sheet risk in the event the customer is unable to fulfill its contracted obligations and it is necessary for the Clearing Broker/dealer to purchase or sell the securities at a loss. The Company's exposure to risk would consist of the amount of the loss realized on the purchase or sale and any additional expenses incurred pertaining to the transaction or other customer activity.

The initial term of the agreement is five years and automatically renews for one year terms, unless terminated by either party. Termination fees are to be paid if the Company terminates the agreement prior to end of the initial term. These fees are based on projected loss of revenues by Initial Introducing Broker/dealer, not to exceed $300,000, and are calculated at $69,969 on December 31, 2007.

END